

Mail Stop 3561

October 27, 2016

Mr. Sean Trauschke
Chief Executive Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

      Re: OGE Energy Corp.
             Form 10-K for Fiscal Year Ended December 31, 2015
             Response Dated October 5, 2016
             File No. 001-12579

Dear Mr. Trauschke:

      We have reviewed your October 5, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 58

1. We note your response to comment 2. You state that prior to announcing your intention to target dividend increases of approximately 10 percent annually through 2019, you analyzed your cash flow assumptions under a variety of Enable distribution scenarios, including no distribution, and based on your current dividend and assuming the mid-point of your 2016 earnings guidance, you believe you could fund your entire dividend from OG&E. You also state that while distributions from Enable are important to funding

your dividend and capital expenditures, they are not critical. Please tell us why you believe your proposal to supplement your current disclosures in Management's Discussion and Analysis by combining such disclosures with your current disclosures in Risk Factors such that all of these disclosures are located in one place would adequately convey to your investors that your plan to increase future dividends is not dependent on the receipt of distributions from Enable. In particular, we note that your disclosures on pages 3, 46 and 106 appear to suggest that you also rely on distributions from Enable to fund your capital needs and support future dividend growth and you rely on such distributions together with dividends from OG&E to pay dividends to your shareholders. It appears you should instead revise your disclosure in future filings to clarify, if true, that distributions from Enable are not critical to your planned targeted dividend increases for the next few years or explain to us why you believe no such revision is necessary.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products